Exhibit 99.4

FINAL VERSION

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made as of October 15, 2019, (“Agreement Date”) by and among PHM Logistics Corporation, a corporation incorporated under the laws of Delaware (“Buyer”), Cooley Medical Equipment, Inc., a corporation incorporated under the laws of the Commonwealth of Kentucky (“Company”), and Alec G. Bailey, an individual (the “Shareholder” and, together with the Company, each a “Seller” and together, the “Sellers”).

Background

The Company is a corporation organized under the laws of the Commonwealth of Kentucky and a participating Medicare provider that provides (i) power mobility equipment, vehicle lifts, nebulizers, oxygen concentrators, and CPAP and BiPAP units; (ii) traditional and non-traditional durable medical equipment respiratory and durable medical equipment and services; and (iii) non-invasive ventilation equipment, supplies and services (collectively, the “Business”). The parties acknowledge and agree that the Business does not and is not intended or contemplated to include the provision of professional medical services requiring licensure as a physician. The Shareholder owns beneficially and of record 100% of the issued and outstanding equity securities of the Company (collectively, the “Company Shares”).

Agreement

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the parties agree as follows:

1.	PURCHASE AND SALE OF COMPANY SHARES; PURCHASE PRICE

1.1              Purchase of the Company Shares. Subject to the terms and upon the conditions set forth in this Agreement, Buyer agrees to purchase from the Shareholder, and the Shareholder agrees to sell to Buyer, all of the Company Shares, for the Purchase Price set forth in Section 1.2 hereto (the “Transaction”).

1.2              Purchase Price.

(a)               General. In consideration for the sale of the Company Shares, Buyer shall make payments in accordance with this Section 1.2. All cash payments made under this Agreement shall be made in and all references to “$” shall refer to United States Dollars.

(b)               Total Purchase Price. The purchase price paid by Buyer for the Company Shares shall be an amount equal to: (i) $3,500,000, less (ii) the sum of (A) any Company Bank and Lease Indebtedness and Company Other Indebtedness paid by Buyer on the Company’s behalf prior to, or at, the Closing or (B) any other Company Bank and Lease Indebtedness and Company Other Indebtedness existing at the Closing, less (iii) any negative Net Working Capital Adjustment Amount, less (iv) the Settlement Payment, plus (v) any cash on hand at the Effective Date, and plus (vi) any positive Net Working Capital Adjustment Amount (as adjusted, the “Purchase Price”). The Purchase Price shall be paid in accordance with Section 1.2(c) below.

(c)               Payment of Purchase Price. The Purchase Price shall be payable by Buyer at the Closing as follows:

(i)       $1,000 in cash by wire transfer in immediately available funds to Shareholder (the “Closing Cash Payment”), and

(ii)        The balance of the Purchase Price (the “Cash Holdback Portion”) shall be paid by Buyer to the Shareholder on the eighteen (18) month anniversary of the Closing Date (as defined in Section 2.1), subject to any deduction therefrom pursuant to Section 1.3, 6.6 or Article 8 hereof.

(d)               Payment of Settlement Payment. Immediately following the Closing, the Settlement Payment shall be payable directly to the United States of America as a restitution payment pursuant to the Settlement Agreement on behalf of the Company by wire transfer in immediately available funds.

1.3              Apportionments. At the Closing (as defined in Section 2.1), the following items shall be apportioned as of 11:59 p.m. on the Effective Date (the “Apportionments”), without duplication of any amounts reflected in the calculation of Net Working Capital: property taxes, rents, utilities, prepayments to suppliers and other prepayments, expenses, suppliers and customers which have been accrued or should have been accrued as of 11:59 PM on the Effective Date; all such items prior to such time being for the account of the Shareholder and all such items after such time being for the account of Buyer. The Apportionments shall be paid as part of the Company Other Indebtedness in accordance with Section 1.2. If any such items cannot accurately be apportioned at the Closing or prior thereto, or if it is later determined that such apportionment at the Closing was not accurate, such items shall be apportioned or reapportioned, as the case may be, as soon as practicable after the Closing Date or the date on which the apportionment error is discovered, as applicable, but in no event more than sixty (60) days after the Closing Date. Any negative adjustment to the Apportionments shall be deducted from the Cash Holdback Portion.

1.4              Payment of Shareholder Debt; Offset. Notwithstanding anything else contained herein, the Shareholder Debt shall be paid to the Shareholder in conjunction with the Post-Closing Adjustment. To the extent that any Company Other Indebtedness does not result in a reduction to the Purchase Price pursuant to Section 1.2(b) nor is paid at the Closing pursuant to Section 1.2(b), Buyer shall offset the amount of the same against the Shareholder Debt, and Buyer, the Company, and the Shareholder acknowledge and agree that the amount thereof shall reduce on a dollar for dollar basis, the Shareholder Debt and constitute a capital contribution by the Shareholder to the Company.

2.	CLOSING

2.1              Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Transaction contemplated hereby (the “Closing”) shall take place on the Agreement Date, or at such other time as the parties may agree, but effective for all purposes on October 1, 2019 (the “Effective Date”). The Closing shall take place via the exchange of fully executed signature pages via overnight courier, facsimile or other electronic transmission, effective as of 11:59 pm on the Effective Date. The date of the Closing is hereinafter referred to as the “Closing Date.”

3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF SHAREHOLDER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Shareholder represents, warrants and covenants to Buyer as hereafter set forth in this Section 3, and acknowledges that Buyer is relying upon such representations, warranties and covenants contained in this Section 3 as being true and correct, provided, that any qualifications and exceptions to such representations, warranties or covenants shall be set forth on a corresponding disclosure schedule attached hereto (each, a “Disclosure Schedule”). The Disclosure Schedules shall be numbered to correspond to the various Sections of this Agreement.

3.1              Organization and Organization Documents.

(a)               The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky, and has the requisite power and authority to own or lease all of its assets, to own and operate the Business, and to carry on its business as now conducted. The Company is qualified or licensed to do business in the jurisdictions in which it is required to be so qualified, such states being the Commonwealth of Kentucky and such other places where the Business is currently conducted. The Company has no subsidiaries.

(b)               Except as set forth on Schedule 3.1(b), the Company has not changed its name, been the surviving entity of a merger or consolidation, or acquired all or substantially all of the assets of any Person or entity.

(c)               The Company has made available to Buyer and its counsel the articles of incorporation or other organizational documents of the Company, the current Bylaws of the Company and all amendments thereto to date, and copies of any actions taken at any meetings of its shareholders and board of directors or by the written consent of the shareholders or board of directors of the Company.

(d)               The Company’s director and the Shareholder have determined it to be in the best interests of the Company for the Transaction to be consummated.

3.2              Capitalization. The Company Shares are the only issued and outstanding equity interests of the Company and the Company Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any capital calls or subscriptions. There are no outstanding subscriptions, options, rights, warrants, conversion rights, agreements or commitments of any kind obligating the Company to issue, acquire or transfer any interests of any kind in the Company including the Company Shares. Except as set forth in Schedule 3.2, the Company has no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights or plans.

3.3              Ownership of Company Shares. The Shareholder owns all of the Company Shares beneficially and of record, free and clear of all liens, encumbrances, pledges, options, warrants, rights of first refusal, claims, charges and restrictions of any nature.

3.4              Authority of Sellers. Each Seller has full power and authority to enter into this Agreement and the other agreements, instruments and documents contemplated by this Agreement (the “Related Documents”), to consummate the transactions contemplated hereby, and to perform all obligations hereunder and thereunder. The execution, delivery and performance by each Seller of this Agreement and the Related Documents have been duly and validly approved (and in the case of the Company, by all necessary shareholder approval). This Agreement and each Related Document to which the Company or the Shareholder is a party, upon its execution and delivery, constitutes the legal, valid and binding obligation of such Party. Except as set forth on Schedule 3.4, the execution, delivery and performance of this Agreement and the Related Documents do not require the consent of or notice to any federal, state or local governmental authority or any other third party, except that notice must be provided to Medicare about change of ownership within 30 days of the Closing. Neither the execution nor the delivery of this Agreement and the Related Documents nor the consummation of the Transaction will conflict with or result in any violation of or constitute a default under any term of the Company’s articles of incorporation or other organizational documents, its bylaws, or any agreement, mortgage, debt instrument, indenture or other instrument by which the Company or the Shareholder is bound, or any judgment, decree, order, award, or any Laws (as defined in Section 3.7(a)) applicable to the Company. Neither the execution and delivery of this Agreement and the Related Documents nor the consummation of the transactions contemplated thereby will result in the creation of any lien, security interest, charge or encumbrance upon any of the assets of the Company (the “Assets”) or result in the cancellation, modification, revocation or suspension of any license, certificate, permit or authorization held by the Company.

3.5              Title to Property. Except as set forth in Schedule 3.5 and Permitted Liens, the Company has good and marketable title to all of its Assets, free and clear of all liens, claims, charges, encumbrances, leases, pledges, security interests, mortgages, defects in title, equities, covenants and other restrictions of any nature whatsoever. Schedule 3.5 also identifies all guaranties by the Shareholder of any debt relating to the Assets. All of such guaranties are valid and subsisting. True, correct and complete copies of such guaranties and all amendments, assignments and consents thereto have been furnished by the Company to Buyer.

3.6              Real Property.

(a)               The Company owns no real property.

(b)               Schedule 3.6(b) identifies and briefly describes the terms of all leases to which the Company is a party covering any real property used or owned by the Company. Schedule 3.6(b) also identifies all guaranties by the Shareholder of any such leases. All of such leases and guaranties are valid and subsisting. The consummation of the Transaction will not require the Company to obtain the consent or approval from any lessor, sub-lessor or sub-lessee who is a party to any of such leases, except as disclosed in Schedule 3.6(b). True, correct and complete copies of such leases and guaranties and all amendments, assignments and consents thereto have been furnished by the Company to Buyer.

3.7              Permits; Compliance with Laws and Litigation.

(a)               Schedule 3.7(a) sets forth a complete and accurate list of all authorizations, approvals, consents, certificates, licenses, permits or franchises of or from any Governmental Entity (as hereinafter defined) or pursuant to any Law (as hereinafter defined) (collectively, the “Permits”) that are used or held for use in, necessary for or otherwise relating to the Business. The Company holds all Permits necessary for the lawful conduct of the Business under and pursuant to all statutes, laws, ordinances, rules, orders, ordinances or regulations (collectively, “Laws”) of any federal, state, local or foreign governmental department, commission, board, bureau, agency or instrumentality, including any federal or state courts (collectively, “Governmental Entity”), except where such failure would not have a Material Adverse Effect. All Permits have been legally obtained and maintained and are valid and in full force and effect. The Company is duly licensed to conduct the Business as presently conducted in all states in which the Business is conducted and, is in compliance with all of the terms and conditions of such licenses, except for the failure of which would not have a Material Adverse Effect. There has been no material change in the facts or circumstances reported or assumed in the application for or granting of any Permits. No outstanding violations are or have been, recorded in respect of any of the Permits. No proceeding is pending and no notice has been received by the Company or the Shareholder threatening, or to Sellers’ Knowledge otherwise threatened, to suspend, revoke, withdraw, modify or limit any Permit, and, to Sellers’ Knowledge, there is no fact, error or admission relevant to any Permit that would permit the suspension, revocation, withdrawal, modification or limitation of, or result in the threatened suspension, revocation, withdrawal, modification or limitation of, or in the loss of any Permit.

(b)               Each employee and independent contractor of the Company that is required to be licensed to perform his/her healthcare duties for the Company that require a license holds a valid and unrestricted license to practice or perform those healthcare duties in the state(s) where he or she performs such duties for the Company, and has held such a valid and unrestricted license for the purposes identified in this Section 3.7(b) at all times while employed or contracted by the Company, except where such failure would not have a Material Adverse Effect.

(c)               Except as set forth on Schedule 3.7(c), the Company and its officers, managers, employees, and contractors have operated the Business in compliance with all Permits and Laws, including but not limited to, those Laws that apply to regulatory matters primarily relating to patient healthcare, healthcare providers and healthcare services (including, without limitation, the Social Security Act, as amended, Sections 1128, 1128A and 1128B, 42 U.S.C. Sections 1320a-7, 7(a) and 7(b), including Criminal Penalties Involving Medicare or Medicaid, commonly referred to as the “Federal Anti-Kickback Statute” and the Social Security Act, as amended, Section 1877, 42 U.S.C. Section 1395nn (Prohibition Against Certain Referrals), commonly referred to as the “Stark Statute,” the statute commonly referred to as the “Federal False Claims Act,” the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), Durable Medical Equipment, Prosthetics Orthotics, and Supplies Supplier Standards and Quality Standards, state and local equivalents to such statutes and the rules and regulations issued pursuant thereto (collectively, as amended from time to time, “Healthcare Laws”)), which are applicable to the Company, the Assets or the Business, except where such failure would not have a Material Adverse Effect. Except as set forth on Schedule 3.7(c), the Company has not received at its corporate address, and the Shareholder has no knowledge of any written notice or other written communication from any Governmental Entity at any time regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Healthcare Laws or any other applicable laws, rules, regulations, ordinances or administrative orders, or (ii) any actual, alleged, possible, or potential obligations on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. For the past five years, the Company has not been served with any subpoenas, notices of investigation, or otherwise been provided with notice of any investigation from any Governmental Entity other than with respect to the Settlement Agreement.

(d)               All claims, reports, schedules and/or returns required to be filed by the Company with any Governmental Entity have been timely filed and all such claims, reports, schedules and/or returns are complete and accurate in all material respects. The Company has no liabilities to any payer with respect to claims submitted. The Company has maintained substantially all records required to be maintained by the Food and Drug Administration, Drug Enforcement Administration and State Board of Pharmacy and the Medicare and Medicaid programs and the laws of all other applicable federal, state and local Governmental Entities as required by applicable Healthcare Laws. To the Seller’s Knowledge, there are no presently existing circumstances relating to the operations of the Company or otherwise that would result or would be reasonably likely to result in material violation of any such Healthcare Laws.

(e)               There are no lawsuits, claims, proceedings or investigations pending or, to the Sellers’ Knowledge, threatened against, or affecting the Company, the Assets, the Business or the Shareholder, except as disclosed in Schedule 3.7(e). Neither the Company nor to the Sellers’ Knowledge, any of its employees, contractors or subcontractors have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) related offense, or convicted of, charged with or investigated for a violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary duty or responsibility, financial misconduct, obstruction of an investigation or controlled substances. Neither the Company nor, to the Sellers’ Knowledge, any of its employees, contractors or subcontractors have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. Except as set forth on Schedule 3.7(e), neither the Company nor any of its employees, contractors or subcontractors have committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. To the Seller’s Knowledge, the Company has not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in a Federal Health Care Program or other federal program. There are no lawsuits, claims, or proceedings pending in which the Company is the plaintiff or claimant or that relate to the Company Shares, the Assets or the Business.

(f)                There are no lawsuits, claims, suits, proceedings or investigations pending or, to the Sellers’ Knowledge, threatened, which involve the possibility of any judgment, order, award or other decision that might impair the ability of the Sellers to perform their respective obligations under this Agreement, or might impair the quality of title to the Assets or the Company Shares, or might adversely affect the normal operation of the Business, or might result in liability for damages or might otherwise adversely affect any of the Company’s right, title or interest in the Assets or the Business or the Shareholder’s right, title or interest in the Company Shares.

3.8              Unaudited Financial Statements.

(a)               Attached, as Schedule 3.8(a)(i), are copies of the unaudited and compiled income statements and balance sheets of the Company for the year ended December 31, 2018, and for the nine (9) month period from January 1, 2019 through September 30, 2019 (collectively, the “Financial Statements”). The balance sheet dated September 30, 2019 shall be referred to as the “Most Recent Balance Sheet” and the income statement dated September 30, 2019 shall be referred to as the “Most Recent Income Statement” (and, together with the Most Recent Balance Sheet, the “Most Recent Financial Statements”). The Financial Statements are true, complete and correct and fairly present the financial condition and the results of operations of the Company in all material respects as of the respective dates and periods thereof. The assets of the Company to be acquired include all of the assets of the Company reflected in such Financial Statements and all assets acquired since the date of such Financial Statements, excepting only such assets as have been disposed of or consumed in the ordinary course of business or those that have become obsolete or unnecessary to the Company. The Financial Statements: (i) are in accordance with the books and records of the Company; (ii) are consistently applied with prior periods and the accounting methods applied by the Company for tax purposes, excluding however, the Most Recent Financial Statements; and (iii) have been prepared on an accrual basis and generally in accordance with generally accepted accounting practices (GAAP) applied by the Company on a consistent basis, except as set forth on Schedule 3.8(a)(ii).

(b)               Except (i) to the extent reflected or reserved against in the Most Recent Balance Sheet or (ii) for unsecured current liabilities incurred since the date of the Most Recent Balance Sheet in the Ordinary Course of Business, the Company has no liabilities or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due and whether the amounts thereof are readily ascertainable or not, or any unrealized or anticipated losses from any commitments of a contractual nature, including Taxes (as defined below) with respect to or based upon the transactions or events occurring prior to the Closing. The Company will not have any Indebtedness as of the Closing Date other than Indebtedness set forth on the Most Recent Balance Sheet (including Equipment Indebtedness and Vehicle Lease Obligations set forth in Schedule 3.8(b)) incurred in the Ordinary Course of Business following the date of this Agreement. The Most Recent Balance Sheet does not include receivables or any payables or loans due to or from the Company for amounts due to or from the Shareholder other than the Shareholder Note.

3.9              Absence of Adverse Changes or Other Events. Except as set forth on Schedule 3.9, since the Most Recent Balance Sheet, the Company has not: (a) created or incurred any liability (absolute or contingent); (b) loaned any money or otherwise pledged the credit of the Company, or mortgaged, pledged or subjected to any lien or otherwise encumbered any of the Assets; (c) suffered any losses or any other event or condition of any character adverse to its business, or waived any rights of substantial value; (d) made any capital expenditures or capital additions or improvements other than in the Ordinary Course of Business; (e) directly or indirectly purchased, retired, redeemed or otherwise acquired any interests in, the Company Shares or other equity or ownership interests; (f) paid or promised to pay any bonuses or increased the compensation of the Shareholder or any other employees; (g) issued or sold any shares of its stock or rights, options or warrants to purchase its stock or membership interest, or any securities convertible into its stock or membership interest or redeemed or made any agreement to redeem any of its outstanding stock; (h) become bound by or entered into any contract, commitment or transaction other than in the Ordinary Course of Business; (i) entered into any contract or agreement to do or perform any of the foregoing actions; or (j) acquired or disposed of any assets except in the Ordinary Course of Business.

3.10          Employees.

(a)               The Company is not a party to any employment agreement, written or oral, which it cannot terminate at will without liability to the Company (assuming fulfillment of any accrued benefits or retirement plan distributions as listed in Schedule 3.10(b)) and assuming compliance with all applicable laws and regulations, including, without limitation, anti-discrimination and equal employment opportunity and health care regulatory laws.

(b)               Schedule 3.10(b) lists and briefly describes the Company’s pension, profit sharing, accrued benefit, retirement, or other employee benefit plans, and any health care, life insurance or other employee welfare plans and a complete copy of each such plan has been provided to Buyer. To Sellers’ Knowledge, each such plan complies and has been administered in all material respects in accordance with all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder or in connection therewith, and the Code, as applicable.

(c)               The names, titles and rates of compensation of all of the employees of the Company are listed in Schedule 3.10(c). Except as set forth on Schedule 3.10(c), none of the employees has indicated to the Company any intention to terminate his or her employment with the Company.

(d)               The Company: (i) is not a party to any collective bargaining agreement, nor has the Company had any discussions or negotiations with any Person or group looking toward any such agreement; (ii) has not within the last five (5) years, experienced any strike, grievance, unfair labor practice claim or other labor difficulty; (iii) is unaware of any threatened strike, grievance, unfair practice claim or other labor difficulty, and there exists no reasonable basis for the assertion of any grievance or unfair labor practice claim or other charge or complaint against the Company by or before the National Labor Relations Board or any state, labor relations board or commission or representative thereof; (iv) is not aware of any filing by any employee or employee group seeking recognition as a collective bargaining representative or unit; and (v) has no reason to believe that any former employer of any of its employees is contemplating remedial action of any nature against such employee or the Company based on such employee having terminated the former employment and having become an employee of the Company. The Company has complied in all material respects with all applicable Laws relating to labor or labor relations or employment, including, without limitation, any provisions thereof relating to equal employment opportunity, wages, hours, employee safety, immigration control, drug testing, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all taxes, insurance and all other costs and expenses applicable thereto, and the Company is not liable for any arrearage, or any taxes, costs or penalties for failure to comply with any of the foregoing. The Company has not incurred any liabilities, penalties or other charges under the Worker Adjustment and Retraining Notification Act or any similar state law.

3.11          Intellectual Property.

(a)               Schedule 3.11 sets forth all the Company’s: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data), and all applications and patents pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information; (iv) writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; (vi) internet websites, domain names and applications and registrations pertaining thereto; and (vii) to the Sellers’ Knowledge, other intellectual property rights (all of such intellectual property in this Section 3.11(a) shall be referred to collectively as the “Company Intellectual Property”) that are used in the Business as currently conducted. The Company owns, and/or is properly and sufficiently licensed or otherwise possesses rights to use all the Company Intellectual Property.

(b)               To the Seller’s Knowledge, there are no infringements of any Company Intellectual Property by any third party and the conduct of the Business as currently conducted or as currently planned to be conducted does not infringe any proprietary right of a third party.

(c)               Schedule 3.11(c) sets forth a complete list of all patents, trademarks, registrations and pending registration applications pertaining to the Company Intellectual Property owned by the Company (collectively, the “Registered Intellectual Property”). All such Registered Intellectual Property is owned by the Company free and clear of liens or encumbrances of any nature.

(d)               Schedule 3.11(d) sets forth a complete list of all licenses, sublicenses and other agreements in which the Company has granted rights to any Person or entity to make, use, sell, distribute or service any products or services which utilize or incorporate Company Intellectual Property and a separate list of all material licenses, sublicenses and other agreements in which the Company has received rights from any Person to use Company Intellectual Property (the “Licensed Intellectual Property”). As a result of the execution and delivery of this Agreement or any of the Related Documents or the performance of its or his respective obligations under this Agreement or the Related Documents, neither the Company nor the Shareholder shall be in breach of any license, sublicense or other agreement relating to the Licensed Intellectual Property.

(e)               The Company owns or has properly and sufficiently licensed or otherwise has the right to use all computer software currently used by the Company in the Business.

3.12          Customer Contracts and Business Documents. All of the Customer Contracts and Business Documents that are material to the Business are listed in Schedule 3.12. Other than the Customer Contracts and the Business Documents set forth on Schedule 3.12, the real property leases set forth on Schedule 3.6(b) (the “Real Property Leases”), the licenses, sublicenses and other agreements set forth on Schedule 3.11(d) (the “IP Licenses”), and the agreements set forth on Schedule 3.14 (the “Other Contracts” and together with the Customer Contracts, the Business Documents and the IP Licenses, the “Company Contracts”), the Company does not have any other presently existing material contracts, agreements, leases, licenses or commitments, whether written or oral, affecting or relating to the Business. Except as set forth on Schedule 3.12, all of the material Company Contracts are valid and enforceable against the Company and are in full force and effect in accordance with their terms, and the consummation of the Transaction will not require obtaining the consent of or providing notice to any party to a Company Contract. The Company has delivered or made available copies of all of the Company Contracts to Buyer as of the Closing Date. To the Seller’s Knowledge, the Business and all equipment used in connection with it are now being utilized, operated and maintained, in all material respects, in conformity with the Company Contracts, and all applicable Laws. The Company has not at any time in any manner failed to so utilize, operate and maintain the Business in a manner that could now or hereafter result in cancellation or termination of any of the Company Contracts or in liability for damages under any of the Company Contracts or any applicable Laws, nor has either the Company or, to the Sellers’ Knowledge, the other party(s) to the Company Contracts, defaulted in their respective obligations pursuant to any of the Company Contracts, which default could result in the cancellation of any Company Contract or adversely affect the rights of the Company under the Company Contract. To the Sellers’ Knowledge, no party has indicated its intent to cancel any of the Company Contracts. The Company is not a party to any franchise, license, distributor or other similar type of agreement.

3.13          Broker or Finder. The party retaining any broker, finder or investment banker in connection with this Agreement will pay all amounts payable to such broker, finder or investment banker.

3.14          Contracts. Except as set forth in Schedule 3.14, the Company is not a party to or bound by any written or oral: (a) agreement or understanding not made in the Ordinary Course of Business; (b) contract for personal services not terminable at will without liability to the Company; (c) continuing contract for the future purchase of materials, supplies, machinery or other equipment; (d) contracts or commitments for capital expenditures in excess of $2,000 in the aggregate; (e) loan, credit or financing agreements, including all agreements for any commitments for future loans, credit or financing; or (f) guarantee or suretyship agreement. Schedule 3.14 also identifies all guaranties by the Shareholder relating to the Business and any Assets of the Company. All of such guaranties are valid and subsisting. True, correct and complete copies of such guaranties and all amendments, assignments and consents thereto have been furnished by the Company to Buyer.

3.15          Insurance.

(a)               Schedule 3.15 lists and describes all insurance policies currently insuring any of the Assets or relating to the Business. All such policies are on (and for the applicable statute of limitations period plus one year have been on) an “occurrence basis,” which means, for example, that if a claim arose after the Closing Date for an event which occurred prior to the Closing Date, the Company’s applicable insurance policy in existence on the date such event occurred would cover such claim. All such policies are in full force and effect and the Company has not received any notice of cancellation with respect thereto. Except as disclosed in Schedule 3.15, during the past five (5) years, (i) no application by the Company for insurance with respect to the Assets or the Business has been denied for any reason, and (ii) the Company has had no claim made against it by any customer that would adversely affect the Company’s insurance rating. Attached to Schedule 3.15 is a copy of the Company’s insurance claims history for the past five (5) years for each of the policies listed in Schedule 3.15 as well as for any claims that were self-insured.

(b)               All policies to which the Company is a party or that provide coverage to the Shareholder, director or officer of the Company: (i) taken together, provide adequate insurance coverage for the Assets and the operations of the Company for all risks normally insured against by a company carrying on the same business or businesses as the Company; (ii) are sufficient for compliance with all applicable Laws, rules, regulations and orders and all material Customer Contracts and Business Documents; and (iii) to the Sellers’ Knowledge, will continue in full force and effect following the consummation of the Transaction.

(c)               Upon request by the Shareholder, the Company and Buyer shall use commercially reasonable efforts to cooperate with the Shareholder after the Closing to transfer ownership of any life insurance policies held by the Company on the Shareholder or Ashley G. Bailey to such individuals.

3.16          Environmental Matters. Other than storage and sale of oxygen in the Ordinary Course of Business, the Company has not used, generated, stored or disposed of any Hazardous Materials on any property owned, occupied or leased by the Company. To the Sellers’ Knowledge, no Hazardous Materials have been used, generated, stored or disposed of by any previous owner or other third party on any property owned, occupied or leased by the Company.

3.17          Accounts Receivable. All accounts receivable of the Company that are reflected on the Most Recent Balance Sheet or on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Schedule 3.17 contains a complete and accurate list of all Accounts Receivable as of the date of the Most Recent Balance Sheet, which list sets forth the aging of such Accounts Receivable, including those receivables which have been outstanding for more than 180 days.

3.18          Banks, Officers and Powers of Attorney. Schedule 3.18 lists: (a) all banks (with account numbers) in which the Company has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto; (b) the names of all incumbent directors and officers of the Company; and (c) the names of all persons holding powers of attorney from the Company and a summary statement of the terms thereof.

3.19          Certain Business Relationships with Affiliates. Except as disclosed in Schedule 3.19, neither the Shareholder nor any Affiliate of the Company or the Shareholder: (a) owns any property or right, tangible or intangible, which is used in the Business, (b) has any claim or cause of action against the Company, (c) owes any money to or is owed money by the Company other than as may be reflected on the Most Recent Balance Sheet or for expenses required to be reimbursed in the Ordinary Course of Business, (d) have or have had any ownership, leasehold or other interest, whether direct or indirect, in any customer of the Business, (e) are or have been employed in any sales or management position, whether directly or indirectly, by any customer of the Business, or (f) are or have been able to control or authorize the purchase or procurement of any pharmacy or home health care services or related products by any customer from the Business.

3.20          Questionable Payments. To the Sellers’ Knowledge, neither the Company, nor any of its directors, officers, agents, employees or other Person or entity associated with or acting on behalf of the Company, directly or indirectly, has: (i) used any of the Company’s funds for unlawful contributions, gifts, entertainment or other unlawful payments or expenses relating to political activity, (ii) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from the Company’s funds, (iii) established or maintained any unlawful or unrecorded fund of the Company’s monies or other assets, (iv) made any false or fictitious entries on the books of account of the Company or (v) made or received any bribe, payoff, or other influence payment.

3.21          Medicare and Medicaid Program Participation. The Company (a) is currently participating in good standing with the Medicare Programs and applicable Medicaid Programs (collectively, the “Programs”) in the geographic areas in which the Company provides services or products, (b) is eligible to receive payment under those Programs for which the Company is a participating provider, (c) and is a party to valid provider agreements related to such programs, true and complete copies of which have been supplied to Buyer. The Company has obtained and maintains a Medicare Provider Transaction Number and Medicaid provider numbers for various states. Schedule 3.21 of the Disclosure Schedules contains is a list of all Medicare and Medicaid provider numbers held by the Company. The Sellers have not received any notice indicating that such participation may be terminated or withdrawn nor have any reason to believe that such qualification may be terminated or withdrawn. Except as set forth in Schedule 3.21, there are no pending appeals, overpayment determinations, adjustments, challenges, audit, litigation or notices of intent to open Medicare or Medicaid claim determinations or other reports required to be filed by the Company. The Company shall conduct a search of relevant databases as they exist prior to the Closing Date to confirm that neither the Company, nor any Affiliate, the Shareholder, officer, director, or employee of the Company is identified as “excluded individuals or entities” as said term is defined by Section 1128(a) of the Social Security Act (codified at 42 U.S.C. Section 1320a-7).

3.22          Stark Law. The conduct of the Business by Buyer and/or the Company upon and after the Closing Date in a manner consistent with the past practices of the Company, and having the same officers, directors, employees as the companies had immediately prior to the Closing Date will not constitute a violation of 42 U.S.C. 1395nn.

3.23          Tax Matters.

(a)               The Company has timely filed or caused to be timely filed or will timely file or cause to be timely filed with the appropriate taxing authorities all returns, statements, forms and reports for Taxes (as defined in Section 3.23(l)) (the “Returns”) that are required to be filed by, or with respect to, the Company on or prior to the Closing Date. The Returns have accurately reflected and will accurately reflect in all material respects all liability for Taxes of the Company for the periods covered thereby. Except as set forth on Schedule 3.23(a), the Company has paid all Taxes on or before the date on which such Taxes were due and has adequately accrued or reserved for on the Most Recent Balance Sheet all Taxes which are not yet due and payable.

(b)               All Taxes which the Company is (or was) required by law to withhold or collect have been duly withheld or collected and have been or will be timely paid over to the proper authorities to the extent due and payable.

(c)               The Company is not and has never been a publicly traded partnership for United States federal income tax purposes.

(d)               The Company is not liable for any amounts in respect of Taxes imposed on or with respect to any other Person or entity, whether by law or by contract.

(e)               Except as set forth on Schedule 3.23(a), no United States federal, state or local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are, to the Seller’s Knowledge, currently pending or threatened in writing with regard to any income Tax or any other material Tax of, or any income Return or other material Return filed by or on behalf of, the Company. Except as set forth on Schedule 3.23(a), there is no claim against the Company for any Tax, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Return or Tax with respect to the Company.

(f)                There are no outstanding waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns of the Company.

(g)               No closing agreements, private letter rulings or technical advice memoranda or similar agreements or rulings with respect to Taxes have been entered into or issued by any taxing authority with respect to the Company.

(h)               No power of attorney has been granted by or with respect to the Company with regard to any material matters relating to Taxes.

(i)                 No taxing authority has asserted that the Company should be filing Returns in any jurisdiction where the Company has not been filing Returns.

(j)                 The Company has not participated in any (i) “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of Public Law 108-357) (or any comparable laws of jurisdictions other than the United States) or (ii) “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable laws of jurisdictions other than the United States).

(k)               No Tax is or will be required to be withheld under Section 1445 of the Code as a result of the acquisition of the Company Shares by Buyer pursuant to this Agreement.

(l)                 For the purposes of this Agreement, “Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, franchise, profits, capital gains, membership interest, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of contractual obligations to indemnify any Person or other entity.

(m)             The parties acknowledge and agree that the Shareholder shall be entitled to the proceeds of any Tax refund received by the Company after the Closing on account of the Company’s 2018 federal and state tax returns (“2018 Refunds”). If the Company receives the 2018 Refunds prior to the payment to the Shareholder of the Cash Holdback Portion, it shall add the 2018 Refunds to the Cash Holdback Portion and disburse the same as provided herein. If the Company receives the 2018 Refunds after payment to the Shareholder of the Cash Holdback Portion, it shall promptly remit the same to the Shareholder.

3.24          Tax Advisors. Sellers have reviewed with their own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of the transactions contemplated by this Agreement. With respect to such matters, the Shareholder is relying solely on such advisors and not on any statements or representations of Buyer or any of its principals, agents, written or oral. The Shareholder understands and acknowledges that he (and not Buyer) shall be responsible for his own tax liability that may arise as a result of the transactions contemplated hereby.

3.25          Billing Practices. All billing practices of the Company with any commercial insurance payor, managed care plan, other prepaid plan, health care service plan or other third party payor, including any Governmental Entity or private payor (collectively “Payors”), including amounts the Company is entitled to receive under the Programs and from cash payors, are and have been in material compliance with all applicable Laws and/or billing guidelines of the Programs and the Payors. Except as set forth on Schedule 3.25, the Company has not intentionally or negligently billed or received any payment or reimbursement in excess of amounts allowed by applicable Law or contract. There are no claims, actions, or appeals pending (and the Company has not filed any claims or reports that should result in any such claims, actions or appeals) before any commission, board or agency, including, without limitation, any fiscal intermediary or carrier or the Centers for Medicare & Medicaid Services (“CMS”), with respect to any state or federal Medicare or Medicaid claims filed on behalf of the Company.

3.26          Certain Actions. Except as set forth on Schedule 3.26, the Company is not a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services or any other Governmental Entity, or has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity.

4.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER

As an inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Buyer represents, warrants and covenants to the Sellers as hereafter set forth in this Section 4, and acknowledge that Sellers are relying upon such representations, warranties and covenants contained in this Section 4 as being true and correct:

4.1              Authority. Buyer is a corporation duly incorporated and organized, validly existing and in good standing under the laws of Delaware. Buyer has full corporate power and authority to enter into this Agreement and the Related Documents, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and the shareholders and board of directors of Buyer has determined it to be in the best interest of the respective corporations to consummate the Transaction. The execution, delivery and performance by Buyer of this Agreement and the Related Documents has been duly and validly approved by all necessary corporate action. This Agreement and each Related Document to which Buyer is a party, upon its execution and delivery, constitutes the legal, valid and binding obligation of Buyer.

4.2              No Conflict; Consents.

(a)               The execution, delivery and performance of this Agreement by Buyer, and the consummation by Buyer of the transactions contemplated hereby, will not (i) violate any provision of the articles of incorporation or by-laws (or other comparable governing documents) of Buyer, (ii) result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination or cancellation of obligations) under, any of the terms, conditions or provisions of any contract, to which Buyer is a party or by which any of its properties or assets are bound, or (iii) violate any Law applicable to Buyer or by which any of its properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults, or rights of termination or cancellation of obligations which would not prevent or materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

(b)               Except as set forth on Schedule 4.2(b), the execution, delivery and performance of this Agreement and the Related Documents by Buyer, and the consummation by Buyer of the transactions contemplated hereby, will not require any consent, waiver, approval, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority, except for (i) as may be required as a result of any facts or circumstances related to the Sellers, and (ii) such consents, waivers, approvals, authorizations, Permits, filings, registrations or notifications which, if not made or obtained, would not prevent or materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

(c)               Neither Buyer, nor any of its Affiliates, owns interests in any Person or is aware of any facts or circumstances pertaining to Buyer or its Affiliates (including any possible other transaction pending or under consideration by Buyer or any of its Affiliates) which (i) reasonably could be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, or (ii) could cause a Governmental Authority to seek to or impose a condition or conditions that could prevent or materially impair or delay the consummation of the transactions contemplated hereby.

4.3              Brokers and Finders. Buyer has not, nor has any of its Affiliates employed, nor is it subject to any valid claim of liability to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement.

4.4              Investment Intent. Buyer is acquiring the Company Shares sold to it for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Company Shares in a manner that would violate the registration requirements of the Securities Act of 1933 (as amended) (the “Securities Act”) or any similar provisions of any applicable Law. Buyer agrees that the Company Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other applicable securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.

5.	PRE-CLOSING COVENANTS

5.1              Access and Investigation. Between the date of this Agreement and the Closing Date, Sellers will, and will cause their representatives to (i) afford Buyer and its agents and representatives (collectively, “Buyer’s Advisors”) full and free access to the Company’s personnel, properties, contracts, books and records, and other documents and data, (ii) furnish Buyer and Buyer’s Advisors with copies of all such contracts, books and records, and other existing documents and data as Buyer may reasonably request, and (iii) furnish Buyer and Buyer’s Advisors with such additional financial, operating, and other data and information as Buyer may reasonably request, provided access does not such violate HIPAA or any other state or Federal confidentiality Law.

5.2              Operation of the Business. Between the date of this Agreement and the Closing Date, the Company will conduct the Business only in the Ordinary Course of Business, consistent with past practice and its contemplated practices, and confer with Buyer concerning operational matters of a material nature.

5.3              Required Approvals.

(a)               As promptly as practicable after the date of this Agreement, the Company will make all required filings required to be made by it in order for it to consummate the Transaction. Between the date of this Agreement and the Closing Date, the parties will (i) cooperate with Buyer with respect to all filings that Buyer elect to make or are required to make in connection with the Transaction, and (ii) cooperate with Buyer in obtaining all consents identified by Buyer.

(b)               As promptly as practicable after the date of this Agreement, the Sellers will execute any consent of the Sellers necessary under applicable law and the Company’s charter or bylaws or other organizational documents to approve the Transaction and the performance of this Agreement and the Related Documents.

5.4              Notification. Between the date of this Agreement and the Closing Date, the Company and the Shareholder will promptly notify Buyer in writing if the Company or the Shareholder is aware of any fact or condition that causes or constitutes a breach of any of their representations and warranties as of the date of this Agreement, or if they become aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.

5.5              Public Announcements. Except as may be required by applicable law or regulations, prior to the Closing, the Parties agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement or disclosure with respect to the Transaction or this Agreement.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer in whole or in part):

6.1              Buyer’s Satisfaction by Due Diligence. This Agreement is, in all respects, conditional upon Buyer being satisfied that the Company Shares are suitable for Buyer’s purchase following Buyer carrying out a due diligence and verification of the Business.

The date for fulfillment of this due diligence condition is the Agreement Date. The parties acknowledge that this due diligence condition is inserted for the sole benefit of Buyer and may at any time prior to this Agreement being voided be waived by Buyer giving written notice of waiver to the Sellers.

6.2              Accuracy of Representations and Warranties. Each of the representations and warranties of the Sellers in this Agreement must have been accurate in all material respects as of the date of this Agreement and must be accurate as of the Closing Date as if made on the Closing Date. Buyer must have completed all due diligence and the results of which are satisfactory to Buyer in its sole and absolute discretion.

6.3              Sellers’ Performance. All of the covenants and obligations that Sellers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

6.4              Documents, Certificates and Other Items. The Sellers will have delivered or caused to be delivered to Buyer:

(a)               Delivery by the Shareholder of duly executed assignments of the Company Shares;

(b)               A current Certificate of Existence issued by the Secretary of State of the Commonwealth of Kentucky, such certificate dated not more than two (2) days prior to the Closing Date;

(c)               a certificate of the Company certifying (i) a true and complete copy of the Company’s articles of incorporation, (ii) a true and complete copy of the Company’s Bylaws , and (iii) resolutions of the directors of the Company and the Shareholder approving and authorizing the Company’s execution this Agreement and the Related Documents and the Company’s performance of its obligations under this Agreement and the Related Documents, and (iv) true and complete copies of the minutes of any meeting of the Shareholder or of any actions taken by the Shareholder without a meeting;

(d)               A certificate signed by the Shareholder, individually, and of an officer of the Company, stating that the conditions specified in Sections 6.2 and 6.3 have been satisfied;

(e)               Non-Competition Agreement executed and delivered by the Shareholder in the form attached hereto as Exhibit A (the “Non-Competition Agreement”);

(f)                Employment Agreement, executed and delivered by Ashley G. Bailey in the form attached hereto as Exhibit B (the “Employment Agreement”);

(g)               A certificate executed by the Shareholder, satisfying the requirements of Treasury Regulations Section 1.1445-2(b)(2), stating that the Shareholder is not a “foreign person”;

(h)               New lease agreements for the Prestonsburg, Kentucky location (the “Lease Agreements”) and consents to the Transaction by landlord of leases between the Company, as tenant, and the respective landlord of each facility leased by the Company, in each case duly executed by the landlord thereof and in form satisfactory to Buyer and the Sellers;

(i)                 The Sellers shall have executed and delivered a Closing Statement in form mutually agreed by Buyer and the Sellers (the “Closing Statement”); and

(j)                 All other documents and instruments required under this Agreement or reasonably requested by Buyer in connection with the consummation of the transactions contemplated by this Agreement.

6.5              Adverse Change. Since the date of the Most Recent Balance Sheet, there has been no Material Adverse Change.

6.6              Indebtedness.

(a)               On the Closing Date, the Company will have no outstanding liabilities for any indebtedness or other liability (including capital leases), except for the following: (i) operating lease obligations which are “in terms”; and (ii) trade payables which are “in terms” and do not exceed $750,000 in the aggregate (to the extent the trade payables exceed the $750,000 limit, such excess shall be deducted from the Purchase Price). All of the following shall be satisfied in full prior to Closing (or, alternatively, at the option of the Buyer, remain in place and deducted from the Purchase Price pursuant to Section 1.2(b)): (i) Company Bank and Lease Indebtedness, (ii) Company Other Indebtedness, (iii) any other indebtedness of the Company not expressly assumed hereunder. All Assets of the Company will be free and clear of liens, security interests, claims, mortgages or other encumbrances of any kind.

(b)               The Sellers shall cause the Company to deliver to Buyer not less than two (2) Business Days prior to the Closing Date a certificate setting forth the Indebtedness of the Company as of the Closing Date and the Estimated Net Non-Cash Working Capital (the “Estimated Closing Date Certificate”). Within 60 days after the Closing Date, Buyer shall prepare and deliver to the Shareholder a statement (the "Closing Date Statement"), setting forth its calculation of the Company’s Indebtedness and the Net Non-Cash Working Capital and any resulting post-Closing adjustments (the “Post-Closing Adjustments”) due to a difference between the estimated Indebtedness and the Estimated Net Non-Cash Working Capital, each as reflected on the Closing Date Statement.

(c)               Examination and Review.

(i)                 After receipt of the Closing Date Statement, the Shareholder and his accountants and advisors shall have 30 days (the "Closing Review Period") to review the Closing Date Statement. During the Closing Review Period, the Shareholder and the Company's accountants and advisors shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer's accountants to the extent that they relate to the Closing Date Statement and to such historical financial information (to the extent in Buyer's possession) relating to the Closing Date Statement as the Shareholder may reasonably request for the purpose of reviewing the Closing Date Statement and to prepare a Closing Statement of Objections (as defined below), provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer or the Company.

(ii)              On or prior to the last day of the Closing Review Period, the Shareholder may object to the Closing Date Statement by delivering to Buyer a written statement setting forth the Shareholder’s objections in reasonable detail, indicating each disputed item or amount and the basis for the disagreement therewith (the "Closing Statement of Objections"). If the Shareholder fails to deliver the Closing Statement of Objections before the expiration of the Closing Review Period, the Closing Date Statement and the Post-Closing Adjustments shall be deemed to have been accepted by the Shareholder. If the Shareholder delivers the Closing Statement of Objections before the expiration of the Closing Review Period, Buyer and the Shareholder shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Closing Statement of Objections (the "Closing Resolution Period"), and, if the same are so resolved within the Closing Resolution Period, the Post-Closing Adjustment and the Closing Date Statement, with such changes as may have been previously agreed in writing by Buyer and the Shareholder, shall be final and binding.

(iii)            If the Buyer and the Shareholder are unable to resolve any items in dispute relating to the Closing Statement within 30 days after the date of Buyer’s receipt of the Closing Statement of Objections (or such other period as the Parties may agree), the Buyer and the Shareholder shall submit the dispute to a mutually acceptable independent public accounting firm that is not currently performing services (and has not within the previous 5 years performed services) for Buyer or the Shareholder or the Company (the “Independent Accountant”), to resolve all items remaining in dispute, and such determination by the Independent Accountant shall be final, binding and conclusive on the Parties. The Independent Accountant, in undertaking the tasks to be performed by it as provided herein, shall act as an expert and not as an arbitrator. Buyer and the Shareholder may present to the Independent Accountant their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Closing Statement of Objections ), and each of the Buyer and the Shareholder shall have the right to present additional documents, materials and other information, and make an oral presentation to the Independent Accountant, regarding such dispute and the Independent Accountant shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of Buyer and the Shareholder and each of Buyer and the Shareholder shall be entitled to attend any such oral presentation. The parties shall use commercially reasonable efforts to cause the Independent Accountant to complete its work and render its determination in writing within 30 calendar days of its engagement.

(d)               Payment of Post-Closing Adjustment.

(i)              If the Post-Closing Adjustment, as finally resolved, is a negative number, then any amounts owing by the Shareholder pursuant to this Section 6.6(d)(i) shall be offset against the Cash Holdback Portion.

(ii)              If the Post-Closing Adjustment, as finally resolved, is a positive number, then Buyer shall pay, no later than five (5) Business Days after the Post-Closing Adjustment is finally resolved the Post-Closing Adjustment to the Shareholder in immediately available funds.

(iii)            Any payments made pursuant to this Section 6.6(d) shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of the Sellers to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):

7.1              Accuracy of Representations and Warranties. Each of the representations and warranties of Buyer in this Agreement must have been accurate in all material respects as of the date of this Agreement and must be accurate as of the Closing Date as if made on the Closing Date.

7.2              Buyer’s Performance. Each of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

7.3              Documents, Certificates and Other Items. Buyer will have delivered the following to the Shareholder:

(a)               All of the documents or instruments required to be delivered by Buyer under this Agreement;

(b)               All other documents and instruments reasonably required by the Sellers in connection with the consummation of the transactions contemplated by this Agreement;

(c)               A certificate signed by an officer of Buyer stating that the conditions specified in Sections 7.1 and 7.2 have been satisfied;

(d)               Buyer shall have executed and delivered the Lease Agreement;

(e)               Buyer shall have executed and delivered the Employment Agreement and the Non-Competition Agreement;

(f)                Buyer shall have executed and delivered the Closing Statement; and

(g)               All other documents and instruments required under this Agreement or reasonably requested by the Sellers in connection with the consummation of the transactions contemplated by this Agreement.

8.	INDEMNIFICATION

8.1              Indemnification by the Shareholder.

(a)               The Shareholder agrees to indemnify, hold harmless, defend and bear all costs of defending Buyer and its respective past, present and future employees, directors, officers, stockholders, agents and attorneys (collectively, the “Buyer Indemnified Parties”), from, against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees, legal costs or expenses), action, suit, proceeding, demand, assessment or judgment to or against the Buyer Indemnified Parties (collectively, “Buyer’s Aggregate Net Loss”) arising out of or in connection with:

(i)              Any breach or inaccuracy of any representation or warranty of the Sellers contained in this Agreement;

(ii)             Any claim by any person asserting any ownership interest in or rights to the Business or to acquire any equity interest of the Company and related to the time period prior to the Effective Date;

(iii)            Fees and expenses of persons engaged by the Sellers in connection with the negotiation and execution of this Agreement or consummation of the transactions contemplated hereby;

(iv)            Business activities of the Company prior to the Effective Date including, but not limited to, those arising from any services or products provided by the Company prior to the Effective Date (excluding however, customary warranty and service work performed by the Company in the Ordinary Course of Business prior to the Effective Date and business activities of the Company related to the Equipment Indebtedness and Vehicle Lease Obligations for the time period after the Effective Date);

(v)             Claims by third parties made against the Buyer Indemnified Parties after the Effective Date but arising from or relating to any action, inaction, event, occurrence or circumstance occurring or existing prior to the Effective Date (excluding however, customary warranty and service work performed by the Company in the Ordinary Course of Business prior to the Effective Date and claims related to the Equipment Indebtedness and Vehicle Lease Obligations for the time period after the Effective Date);

(vi)          Any violation of, or nonperformance by, the Shareholder of any of his covenants or agreements contained in this Agreement or in any Related Document;

(vii)          That certain personal property tax appeal and proceeding related to the Company’s 2014 taxes; and

(viii)        Any claim arising under the Settlement Agreement.

8.2              Indemnification by Buyer.

(a)               Buyer agrees to indemnify, hold harmless, defend and bear all costs of defending the Shareholder and his heirs and assigns, agents and attorneys (collectively, the “Shareholder Indemnified Parties”), from, against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees, legal costs or expenses), action, suit, proceeding, demand, assessment or judgment to or against the Shareholder Indemnified Parties arising by virtue of the Shareholder’s status as a shareholder, officer, employee, director or agent of the Company or his sale of the Company Shares pursuant to this Agreement (collectively, the “Shareholder’s Aggregate Net Loss”) arising out of or in connection with:

(i)               Business activities of the Company occurring on and after the Effective Date, including by not limited to, those arising from any service or products provided by the Company after the Effective Date (other than those arising out of or in connection with any breach, violation, nonperformance or activities of the Shareholder covered by Section 8.1(a));

(ii)             Any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement or in any Related Document;

(iii)            Fee and expenses of persons engaged by Buyer or its Affiliates in connection with the negotiation and execution of this Agreement or consummation of the transactions contemplated hereby;

(iv)           Any violation of, or nonperformance by Buyer of any of its covenants or agreements contained in this Agreement or in any Related Document; and

(v)             Claims by third parties made against the Shareholder Indemnified Parties after the Effective Date but arising from or relating to any action, inaction, event, occurrence or circumstance occurring or existing after the Effective Date;

(vi)            the Equipment Indebtedness and Vehicle Lease Obligations for the time period after the Effective Date; and

(vii)          claims made by third parties against the Shareholder Indemnified Parties after the Effective Date arising from or relating to any and all guarantees of the Shareholder in respect of liabilities and Indebtedness of the Company expressly retained by the Company and disclosed to Buyer hereunder, and without duplication of any amounts reflected in the calculation of Net Working Capital, including without limitations, the third party leases, Equipment Indebtedness, Vehicle Lease Obligations and vendors and suppliers of the Company if such guarantees are not terminated prior to the Closing Date (collectively, the “Guarantees”).

8.3              No Duplicate Recovery. In the event an indemnified party recovers damages in respect of an indemnification claim (by insurance or otherwise), no other indemnified party may recover the same damages in respect of a claim for indemnification under this Agreement.

8.4              Tax Treatment of Indemnity Payments. The Sellers and Buyer agree that any indemnification payments made pursuant to Section 8 of this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Law.

8.5              Survival of Indemnity Obligations. The rights of Buyer and the Sellers to assert indemnification claims under Section 8 will survive the Effective Date and will expire (a) as to claims arising relating to a breach of Sections 3.2 (Capitalization), 3.3 (Ownership of Company Shares), 3.4 (Authority of Sellers), 3.7 (Permits; Compliance with Laws and Litigation), 3.16 (Environmental Matters), 3.20 (Questionable Payments), 3.21 (Medicare and Medicaid Program Participation), 3.22 (Stark Law), 3.23 (Tax Matters), 4.1 (Authority), and 4.4 (Investment Intent) (collectively the “Fundamental Representations”), and claims for fraud and with respect to undisclosed liabilities, on the date on which the running of the statute of limitations with respect to any such claim will bar the assessment and collection of such claim, and (b) as to all other claims, eighteen (18) months from and after the Closing Date.

8.6              Notice of Claims. If any claim is made by or against a party which, if sustained, would give rise to a liability of the other party under this Section 8, that party (the “Claiming Party”) will promptly cause a written notice of the claim to be delivered to the other party (the “Indemnifying Party”) and will afford the Indemnifying Party and its counsel who is reasonably determined to be qualified and approved by the Claiming Party, at the Indemnifying Party’s sole expense, the opportunity to defend or settle the claim (and, with respect to claims made by third parties, the Claiming Party will have the right to participate in the defense or settlement of such claim at its sole expense). Any notice of a claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the other party by reason of the claim. If such notice is not given, it will not release the Indemnifying Party, in whole or in part, from its obligations under this Section 8, except to the extent that the Indemnifying Party’s ability to defend against such claim is materially prejudiced thereby. The Indemnifying Party will not be liable for any costs incurred by or compromise or settlement reached by the Claiming Party without the Indemnifying Party’s prior written consent; provided however, if notice is given and the Indemnifying Party fails to assume the defense of the claim within fifteen (15) days thereof, the claim may be defended, compromised or settled by the Claiming Party without the consent of the Indemnifying Party and the Indemnifying Party will be liable for the costs of such defense and associated with any such compromise or settlement and shall remain liable under this Section 8. Notwithstanding anything to the contrary herein, Buyer may elect, in its sole discretion, to recover a portion or all of Buyer Aggregate Net Loss by reducing the amounts due under the Cash Holdback Portion under Section 1.2(c). Such reduction shall be deemed to be the payment of such payments. The Sellers agree and acknowledge that they shall not be entitled to be indemnified by, or receive contribution from, the Company with respect to any indemnification claims made against them hereunder.

8.7              Limitations

(a)               For the sole purpose of determining Buyer Aggregate Net Loss (and not determining whether or not any breaches of representations and warranties have occurred), the representatives and warranties of the Sellers shall not be deemed qualified by any references to materiality, Material Adverse Effect or Material Adverse Change.

(b)               Notwithstanding anything to the contrary contained in this Section 8.7, the Shareholder will have no liability under Section 8.1(a)(i) (other than the Fundamental Representations, for which the following limitations will not apply) until the total of Buyer’s Aggregate Net Loss exceeds the $25,000 (on a cumulative basis), after which the Shareholder shall be responsible for all Buyer’s Aggregate Net Loss up to the amount of the Purchase Price.

8.8              Right of Holdback and Setoff. Upon notice to the Shareholder specifying in reasonable detail the basis for any claim for which Buyer may be entitled to indemnity pursuant to Section 8, Buyer may hold back from the Cash Holdback Portion, its good faith reasonable estimation of Buyer’s Aggregate Net Loss for such claim until such time as the claim is resolved and the actual Indemnified Amount is finally determined (the “Resolved Claim Amount”), after which Buyer shall be entitled to set-off the Resolved Claim Amount against the Cash Holdback Portion. Upon 18 months from the Closing Date, Buyer shall promptly release to the Shareholder the applicable Cash Holdback Portion in excess of any Resolved Claim Amount less any estimates for Indemnified Amount for any unresolved claims hereunder (“Unresolved Claims”). Buyer shall release to the Shareholder any remaining funds of the Cash Holdback Portion within two (2) Business Days after the final resolution of the Unresolved Claims.

8.9              Tax Treatment of Indemnification Payments.  Any Indemnified Amounts payable by the Shareholder to Buyer shall be treated as an adjustment to the Purchase Price for Tax purposes.

8.10             Mitigation of Loss. Each indemnified party shall be required to use reasonable commercial efforts to mitigate Indemnified Amounts.

8.11          Releases. In addition to the indemnification obligations of Buyer pursuant to this Section 8, Buyer shall use all commercially reasonable efforts to obtain the release of the Shareholder from any Company guarantees after the Closing.

8.12          Materiality. For purposes of determining whether there has been a breach and the amount of any losses that are the subject matter of a claim for indemnification hereunder, each representation, warranty and covenant in this Agreement and each certificate or document delivered pursuant hereto shall be read without regard to and without giving effect to the terms(s) “material”, “Material Adverse Effect” (which shall instead be read as adverse effect on, or change to), “material adverse change”, “immaterial” or similar qualifiers as if such words and surrounding related words (e.g., “reasonably be expected to,” “could have” and similar restrictions and qualifiers) were deleted from such representation, warranty or covenant.

9.	INTENTIONALLY OMITTED.

10.	GENERAL PROVISIONS

10.1          Confidentiality. Between the date of this Agreement and the Closing Date, Buyer and the Sellers agree to maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and the Sellers, respectively, to maintain in confidence, any written, oral, or other information obtained in confidence from another party in connection with this Agreement or the transactions contemplated hereby, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or otherwise is reasonably necessary to satisfy any of the conditions precedent specified in Sections 6 and 7, or (iii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Notwithstanding the foregoing, Buyer may make announcements regarding this Agreement and the transactions contemplated hereby to comply with Canadian securities regulations, provided that the Company or its representative(s) shall have the opportunity to review and comment on any proposed announcement. If the Transaction is not consummated, each party will return or destroy all confidential information provided by the other party as the providing party may reasonably request.

10.2          Governing Law. This Agreement, including all exhibits and schedules and all documents or instruments delivered in connection herewith, and all disputes among the parties under this Agreement will be governed by, and construed and enforced in accordance with and decided pursuant to, the laws of the Commonwealth of Kentucky (and in accordance with federal law interpreting the Federal Arbitration Act where applicable), without regard to any jurisdiction’s conflicts or choice of law provisions.

10.3          Notices. All notices or other communications required or permitted hereunder will be in writing and will be deemed given or delivered when delivered personally, by registered or certified mail, by legible facsimile transmission or by overnight courier (fees prepaid) addressed as follows:

If to Buyer:	c/o ProTech Home Medical Corp. 1019 Town Drive Wilder, Kentucky 41076 Attn: Hardik Mehta
With a copy by email to:	hmehta@myphm.com
With a copy to:	Katz, Teller, Brant & Hild 255 East Fifth Street, Suite 2400 Cincinnati, Ohio 45202 Attn: John R. Gierl, Esq.
With a copy by email to:	jgierl@katzteller.com
If to the Shareholder or the Company, to:	Alec Bailey [REDACTED: PERSONAL CONTACT INFORMATION]
With a copy to:	McBrayer PLLC Attn: Luke Morgan, Esq. 201 East Main Street, Suite 900 Lexington, Kentucky 40507
With a copy by email to:	www.mcbrayerfirm.com

or to such address as such party may indicate by a notice delivered to the other parties. Notice will be deemed received the same day (when delivered personally), five (5) days after mailing (when sent by registered or certified mail) and the next business day (when delivered by overnight courier). Any party to this Agreement may change its address to which all communications and notices may be sent by addressing notices of such change in the manner provided.

10.4          Assignment. This Agreement may not be assigned by any party without the prior written consent of all of the other parties hereto.

10.5          Entire Agreement; Amendments. This Agreement along with the Confidentiality Agreement, Schedules and Exhibits attached hereto and the Related Documents is an integrated document, contains the entire agreement between the parties, wholly cancels, terminates and supersedes any and all previous and/or contemporaneous oral agreements, negotiations, commitments and writings of the parties with respect to such subject matter. No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement, or any schedule or exhibit hereto, or any document or instrument delivered in connection herewith, or any of its provisions, nor any representation, promise or condition relating hereto or thereto, will be binding upon any party unless made in writing and signed by all of the parties hereto.

10.6          Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear his or its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants. The Sellers’ Transaction fees shall be paid in connection with the Closing as Company Other Indebtedness pursuant to Section 1.2(b) or paid out of the Shareholder Debt as provided in Section 1.4. The party retaining any broker, finder or investment banker in connection with this Agreement will pay all amounts payable to such broker, finder or investment banker.

10.7          Partial Invalidity. Wherever possible, each provision will be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of these provisions will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless the deletion of such provision or provisions would result in such a material change as to cause the completion of these transactions to be unreasonable.

10.8          Tax Matters; Further Assurances.

(a)               The Parties will execute such additional documents and instruments, take such other actions, complete such other formalities, and extend such other cooperation as may be reasonably requested or required to consummate the transactions contemplated by this Agreement. From time to time following the Closing Date and without further consideration: (a) the Shareholder will immediately deliver to Buyer any cash or other property that the Shareholder receives in respect of receivables relating to the Assets and operations of the Business (whether attributable to periods before or after the Closing Date), and (b) each Party will, at the request of the other Party, execute and deliver to the other party such other instruments of conveyance and transfer as a Party may reasonably request or as may be otherwise necessary to effect the Transaction or to more effectively convey and transfer to, and vest in, and put in possession of, in the case of Buyer, any part of the Company Shares or the Assets, and, in the case of the Sellers, the Purchase Price.

(b)               The Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of any tax returns pursuant to this Section 10.8 and any audit, litigation or other proceeding with respect to Taxes. The Shareholder shall, at his expense, prepare all federal, state and local income tax returns for the period ending on the Effective Date and shall submit such returns to Buyer for approval prior to filing. Buyer shall have thirty (30) days to review and dispute such tax returns. If not disputed, the Shareholder shall file them as required. The Company shall retain all tax returns, reports and work papers, and financial records of the Company for ten years after the Closing Date. Upon the request of a Party in connection with any such audit, litigation or other proceeding, the other Parties shall provide such records and information which are reasonably relevant and shall make employees available on a mutually convenience basis to provide additional information and explanation of any material provided hereunder. The Parties further agree, upon request, to provide the other Parties with information about the transactions contemplated by this Agreement that the requesting Party may be required to report pursuant to the United States Internal Revenue Code (hereinafter referred to as the “Code”) and all Treasury Department Regulations promulgated thereunder.

(c)               Each of the Sellers and Buyer shall cooperate in the preparation of all Tax Returns for any Tax periods for which the other party could reasonably require their respective assistance in obtaining any necessary information. As additional consideration for the Transaction, effective on the Closing Date, the Shareholder hereby releases any and all claims, rights, obligations, debts and causes of action, whether matured or unmatured, known or unknown, that the Shareholder, in his capacity as a shareholder, member, director, officer, employee or otherwise, may have against the Company or Buyer, or its Affiliates, other than claims under this Agreement, the Related Documents and any Company employee benefit plan (as required by law).

10.9          Counterparts. This Agreement may be executed in one or more counterparts, each of which will be considered an original instrument and all of which together will be considered one and the same agreement, and will become effective when counterparts, which together contain the signatures of each party, will have been delivered to Buyer and the Sellers. Delivery of executed signature pages by facsimile transmission, “pdf” or other electronic transmission will constitute effective and binding execution and delivery of this Agreement.

10.10      Interpretation. Article titles and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of any of the provisions of this Agreement. All references to Sections and subsections contained in this Agreement refer to the Sections and subsections of this Agreement. All references to Schedules or Exhibits contained in this Agreement are references to the Schedules or Exhibits described on the list immediately following the signature page hereto. All references to the words “include” or “including” shall mean “including without limitation.” Any and all Schedules, Exhibits, statements, reports, certificates or other documents or instruments referred to in or attached to this Agreement, including the “Background” portion of this Agreement, are incorporated by reference as though fully set forth at the point referred to in this Agreement. There will be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

10.11      Disputes.

(a)               All disputes which in any manner arise out of or relate to this Agreement or the subject matter thereof (but not including disputes under the Non-Competition Agreement or Employment Agreement, which shall be governed by the provisions of such agreements) shall be resolved exclusively by arbitration in accordance with the provisions of this Section. A party may commence arbitration by sending a written demand for arbitration to the other parties. However, such demand shall not be effective unless it sets forth in detail the nature of the controversy, the dollar amount involved, if any, the remedies sought, and attached to such demand is a copy of this subsection.

(b)               There shall be one arbitrator. If the parties shall fail to select a mutually acceptable arbitrator within ten (10) days after the demand for arbitration is mailed, then the parties stipulate to arbitration before a single arbitrator sitting on the panel of the American Arbitration Association (“AAA”), and selected in the sole discretion of the AAA administrator. The arbitrator will have background and qualifications to consider disputes involving mergers and acquisitions law, corporate law and health care regulatory law.

(c)               The parties shall share all costs of arbitration, except that the prevailing party shall be entitled to reimbursement by the other party of such party’s attorneys’ fees and costs and any arbitration fees and expenses incurred in connection with the arbitration hereunder.

(d)               The substantive law of the Commonwealth of Kentucky shall be applied by the arbitrator.

(e)               Arbitration shall take place in Louisville, Kentucky unless the parties otherwise agree. As soon as reasonably practicable, a hearing with respect to the dispute or matter to be resolved shall be conducted by the arbitrator. As soon as reasonably practicable thereafter, the arbitrator shall arrive at a final decision, which shall be reduced to writing, signed by the arbitrator and mailed to each of the parties and their legal counsel.

(f)                All decisions of the arbitrator shall be final, binding and conclusive on the parties and shall constitute the only method of resolving disputes or matters subject to arbitration pursuant to this Agreement. The arbitrator or a court of appropriate jurisdiction may issue a writ of execution to enforce the arbitrator’s judgment.

(g)               Notwithstanding the foregoing, because time is of the essence of this Agreement, the parties specifically reserve the right to seek a judicial temporary restraining order, preliminary injunction, or other similar short term equitable relief, and grant the arbitrator the right to make a final determination of the parties’ rights, including whether to make permanent or dissolve such court order. The arbitrator shall have the power to grant all legal and equitable remedies provided by Kentucky or federal law; provided however, said arbitrator shall not have the power to award punitive or exemplary damages. The decision of the arbitrator may be entered in any court having jurisdiction thereof and the award may be judicially enforced.

10.12      Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person (including any Affiliates) other than the parties to this Agreement and their respective successors and permitted assigns.

10.13      Definitions. In addition to words and terms defined elsewhere in this Agreement, the following words and terms shall have the following respective meanings:

“Accounts Payable” shall have the same meaning and import as provided by the definition of Accounts Payable under Generally Accepted Accounting Principles.

“Accrued Liabilities” shall have the same meaning and import as provided by the definition of Accrued Liabilities under Generally Accepted Accounting Principles.

“Agreement” shall mean this Agreement, including the exhibits and schedules attached hereto, as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Affiliate” means, with respect to any Person, any of (a) a manager, member, director, officer or shareholder of such Person and (b) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. The term “control” includes the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which national banks located in the United States or Canada are authorized or obligated to close.

“Business Documents” means all of the Company’s rights in, to and under all supplier agreements and any other agreements with the vendor or manufacturer of any equipment or goods used by the Company in the Business, equipment service agreements, leases of equipment that are related to and used by the Company in the Business and all agreements, business licenses (including any licenses held personally) and permits that are related to the Company’s conduct of the Business.

“Company Bank and Lease Indebtedness” means the sum of the following outstanding obligations and liabilities of the Company as of the Effective Date: (i) all bank related financing obligations, (ii) all Equipment Indebtedness, (iii) all Vehicle Lease Obligations, and (iv) any and all other bank and credit obligations and related party loan payables, including the Shareholder Debt.

“Company Other Indebtedness” shall mean (i) deferred employee compensation liabilities, including accrued payroll and payroll taxes and bonus liabilities, but including only one half of the normal and customary accrued vacation and PTO accruals, (ii) all non-trade payables, (iii) all trade payables in excess of $750,000, (iv) all accrued and unpaid prepaid sales and other tax liabilities, (v) all Transaction expenses of Sellers, and (vi) and all Apportionments.

“Customer Contracts” means all of the Company’s rights in, to and under all agreements with the Company’s customers.

“Equipment Indebtedness” means Indebtedness incurred with a specialized leasing company, lender and/or supplier, to finance the acquisition cost of supplies, equipment and other consumables used in the Business, including without limitation, capitalized lease obligations and purchase money security financing, as identified in Schedule 3.8(b).

“Federal Arbitration Act” shall mean the United States Arbitration Act (Pub.L. 68–401, 43 Stat. 883, enacted February 12, 1925, codified at 9 U.S.C. ch. 1).

“Hazardous Materials” includes hazardous waste, hazardous substances, toxic substances and related materials, including all materials and substances regulated by the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Federal Safe Drinking Water Act, the Federal Air Pollution Control Act, the Oil Pollution Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Atomic Energy Act, Occupational Safety and Health Act, each as amended, and any regulations promulgated thereunder or any other applicable federal, state or local environmental law, statute, rule, regulation or ordinance.

“Indemnified Amount” shall mean the Buyer’s Aggregate Net Loss or the Shareholder’s Aggregate Net Loss, as applicable, as determined to be indemnifiable under this Agreement.

“Material Adverse Effect” or “Material Adverse Change” means any effect, event, development, circumstance or change that has been, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, financial condition, operations, operating results or any other condition of the Company other than any effect or change to the extent resulting from or relating to: (a) general business or economic conditions (to the extent such effect, event, development, circumstance or change does not affect the Company in a disproportionate manner relative to other participants in the industry in which it operates), (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index) (to the extent such effect, event, development, circumstance or change does not affect the Company in a disproportionate manner relative to other participants in the industry in which it operates), (d) changes in Laws, and (e) the announcement or pendency of the Transaction or the identity of Buyer , including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers or employees of the Company.

“Net Non-Cash Working Capital” means the sum of the Company’s accounts receivables and inventory less the sum of the Company’s trade payables (not to exceed $750,000).

“Net Working Capital Adjustment Amount” means the amount, if any, by which the actual Net Working Capital at Closing differs from the Target New Working Capital , which may be a positive or negative number. In the event that the Net Working Capital Adjustment Amount is negative, it shall reduce and satisfy, on the dollar for dollar basis, the Cash Holdback Portion.

“Ordinary Course of Business” means, in respect of any Person, the ordinary course of such Person’s business, as conducted by any such Person in accordance with past practice and in good faith.

“Organizational Documents” shall mean, for any entity, its constituent or organizational documents, including: (a) in the case of any partnership, trust or other form of business entity, the partnership, or other applicable agreement of formation and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time; (b) in the case of any limited liability company, the articles or certificate of formation and its operating agreement or limited liability company agreement; and (c) in the case of a corporation, the certificate or articles of incorporation and its bylaws or regulations.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books, (ii) workers or unemployment compensation liens arising in the Ordinary Course of Business not exceeding an amount of $1,000, in the aggregate; (iii) mechanic’s, materialman’s, supplier’s, vendor’s or similar liens arising in the Ordinary Course of Business securing amounts that are not delinquent, not exceeding an amount of $1,000, in the aggregate and (iv) zoning ordinances, recorded easements and other restrictions of legal record affecting any leased property or matters which would be revealed by a survey, and that in either case do not, individually or in the aggregate, impair the current use or occupancy of any leased real property or have a Material Adverse Effect on the Company or the Business.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Related Documents” means the Non-Competition Agreement, the Employment Agreement, all other written agreements, documents and certificates expressly required by this Agreement to be delivered to another Party on the date hereof.

“Sellers’ Knowledge” means and includes the actual knowledge and constructive knowledge of the Shareholder and Ashley G. Bailey, which means knowledge that an ordinary person would have exercising prudence of a reasonable manner without additional due diligence or investigation.

“Settlement Agreement” shall mean that certain Settlement Agreement, dated October 16, 2018, by and among the (i) United States of America, acting through the United states Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, and the United States Department of Veterans Affairs, (ii) the Commonwealth of Kentucky, acting through its Office of Attorney General and on behalf of the Cabinet for Health and Family Services, Department of Medicaid Services, and (iii), the Company, (together with that certain Promissory Note made payable from the Company to the United States of America, dated October 16, 2018, and the related Guaranty Agreement, by and between Alec G. Bailey and the United States of America, dated October 16, 2018 (collectively, the “Original Settlement Agreement”)), as amended by that certain Addendum to Settlement Agreement, dated October __, 2019, by (i) United States of America, acting through the United states Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, and the United States Department of Veterans Affairs, (ii) the Commonwealth of Kentucky, acting through its Office of Attorney General and on behalf of the Cabinet for Health and Family Services, Department of Medicaid Services, and (iii) the Company (together, with the Original Settlement Agreement, the “Settlement Agreement”).

“Settlement Payment” shall mean an amount equal to ninety-five percent (95.0%) of the Purchase Price determined as if calculated pursuant to Section 1.2(b) hereof without deduction for the Settlement Payment as set forth in clause (iv) of Section 1.2(b).

“Shareholder Debt” means the Company’s indebtedness to the Shareholder, approximately in the amount of $455,093.37.

“Target Net Working Capital” means $1,848,658.00.

“Vehicle Lease Obligations” means the vehicle lease agreements retained by the Company after the Closing.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on as of the date first written above.

Buyer:	PHM LOGISTICS CORPORATION

By:
Name:
Title:

Company:	COOLEY MEDICAL EQUIPMENT, INC.

By:
Name:
Title:

Shareholder:
ALEC G. BAILEY

[Signature Page – Purchase Agreement]

EXHIBIT A

NONCOMPETITION AGREEMENT

This Noncompetition Agreement (this “Agreement”) is entered into as of October 1, 2019 by and between PHM Logistics Corporation, a Delaware corporation (“Buyer”), Cooley Medical Equipment, Inc., a Kentucky corporation (“the Company”), and Alec G. Bailey, an individual residing in the Commonwealth of Kentucky (the “Restricted Party”).

Background

Pursuant to the terms and provisions of that certain Stock Purchase Agreement dated the date hereof (the “Purchase Agreement”) by and among Buyer, the Company and , , and the Restricted Party, Buyer has acquired from the Restricted Party all of the issued and outstanding capital stock of the Company. Capitalized terms that are used but not defined herein shall have the respective meanings accorded to such terms in the Purchase Agreement.

As a condition to the consummation of the transactions contemplated by the Purchase Agreement (the “Transaction”), Buyer, who will be the sole owner of the Company after the consummation of the Transactions is requiring that the Restricted Party enter into this Agreement.

Restricted Party, as the owner of all of the outstanding capital stock of the Company prior to the Transaction, represents and agrees that he will receive substantial benefits from the Transaction and the purchase of the Company Shares by Buyer. Buyer intends to operate the business of the Company after the Closing.

Agreement

NOW THEREFORE, for the consideration set forth herein, the receipt and sufficiency of which are acknowledged by the parties, and intending to be legally bound hereby, the Company and the Restricted Party agree as follows:

1.       Definitions. As used herein:

(a)	“Confidential Information” shall include, but is not necessarily limited to, any information relating to the business or affairs of the Company and any its Affiliates, which may include, in whole or part, information concerning the accounts, sales, sales volume, sales methods, sales proposals, Customers (as defined below) or prospective Customers, prospect lists, manuals, formulae, products, processes, methods, financial information or data, business and financial strategies, methods or practices, physicians or other parties who refer patients to the Company or any of its Affiliates, physicians or other persons who provide diagnostic services to or on behalf of the Company or any of its Affiliates or the patients or Customers of the Company or any of its Affiliates, insurance companies, health care providers and such health care provider’s insurance companies, pricing data or lists, business plans, financial models, compositions, ideas, improvements, inventions, research, computer programs, computer related information or data, system documentation, software products, patented products, copyrighted information, know-how and operating methods and any other trade secret or proprietary information developed, owned, possessed or used by the Company or any of its Affiliates. “Confidential Information” shall not include information that: (i) is or becomes generally available to the public other than as a result of a disclosure of such information by the Restricted Party; or (ii) is or becomes available to the Restricted Party on a non-confidential basis from a source other than the Company, any of its Affiliates or their respective representatives and such source is not bound by a confidentiality agreement with, or other obligation of secrecy to, the Company or any of its Affiliates. Information constituting individually identifiable “protected health information” as such term is defined in the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) of patients of the Company shall be subject to the use and disclosure in accordance with the provisions of HIPAA.

(b)	“Customer(s)” shall mean any individual, corporation, limited liability company, partnership, business or other entity, whether for-profit or not-for-profit (i) whose existence and business is known to the Restricted Party as a result of the Restricted Party’s access to the Company’s or any of its Affiliates’ business information, Confidential Information, Customer lists or Customer account information; (ii) that is a business entity or individual with whom the Company or any of its Affiliates has contracted or negotiated during the term of this Agreement; (iii) physicians or other parties who refer patients to the Company or any of its Affiliates; (iv) physicians or other persons who provide diagnostic services to or on behalf of the Company or any of its Affiliates or patients or Customers; or (v) who is or becomes a prospective client, Customer, patient, supplier or acquisition candidate of the Company or any of its Affiliates during the term of this Agreement.

(c)	“Competing Business” shall mean any individual, corporation, limited liability company, partnership, business or other entity which operates or attempts to operate a business which provides, designs, develops, markets, invests in, produces or sells any products, services, or businesses which are the same or similar to, or otherwise competes with, those produced, provided, marketed, invested in or sold by the Company or any of its Affiliates.

(d)	“Restrictive Period” shall mean the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date.

(e)	“Territory” shall mean the Commonwealth of Kentucky.

2.	Agreement Not to Compete. In order to protect the business interest and good will of the Company and its Affiliates with respect to Customers and accounts, and to protect Confidential Information, the Restricted Party covenants and agrees that during the Restrictive Period, the Restricted Party shall not, directly or indirectly, within the Territory, and whether as an investor (excluding investments representing less than two percent (2.0%) of the common stock of a public company), lender, owner, stockholder, manager, member, officer, director, consultant, employee, agent, salesperson or in any other capacity, whether part-time or full-time:

2

(a)	cause, induce, solicit or encourage any Customer of the Company or any of its Affiliates to purchase, lease, obtain, acquire or license a product or service that is the same as, similar to, or in competition with those products and/or services made, rendered, provided, marketed, offered or under development by the Company or any of its Affiliates or otherwise to terminate or adversely modify such Customer’s relationship with the Company or any of its Affiliates;

(b)	cause, solicit, induce or encourage any employees, consultants or contractors (including physicians or other persons who provide diagnostic services to or on behalf of the Company and its Affiliates or patients or Customers) of the Company or any of its Affiliates to leave such employment or service, or hire, employ or otherwise engage any such individual, or otherwise adversely modify such individual’s employment or service relationship with the Company or any of its Affiliates; and

(c)	Become associated with or in any manner connected to, render any services or aide to, or otherwise engage in any business that competes with the Business (as defined in the Purchase Agreement) in the Territory. The Restricted Party acknowledges and agrees that the geographic, length of term and types of activities restrictions (non-competition restrictions) contained in this Agreement are reasonable and necessary to protect the legitimate business interests of the Company and its Affiliates because of the scope of the Company’s Business and Buyer would not have consummated the Transaction unless the Restricted Party agreed to the restrictions contained herein.

If the Restricted Party violates the provisions of this Section 2, the periods described herein shall be extended by that number of days which equals the aggregate of all days during which at any time any such violations occurred.

3.	Non-disparagement and Confidentiality. The Restricted Party will not, at any time during or after the Restrictive Period, disparage the Company or any of its Affiliates, the business conducted by the Company prior to or following the consummation of the Transaction, or any equity or debt owner, director, officer, employee or agent of the Company or any of its Affiliates. Restricted Party covenants and agrees not to communicate or divulge to any person, firm, corporation or business entity, either directly or indirectly, or to use for any purpose other than for the benefit of the Company, and to hold in strict confidence for the benefit of the Company, all Confidential Information. The Restricted Party will not use any Confidential Information for his own personal benefit.

4.	Scope of Covenants. The Restricted Party acknowledges that the territorial, time, scope and activity limitations set forth in Section 2 and 3 hereof are reasonable and are properly required for the protection of the Company and its Affiliates. If any such territorial, time, scope and/or activity limitation is determined to be unreasonable by a court or other tribunal, the parties agree to the reduction of such territorial, time, scope and/or activity limitations (including the imposition of such a limitation if it is missing) to such an area, period or scope of activity as said court or tribunal shall deem reasonable under the circumstances. Also, if the Company seeks partial enforcement of Section 2 and 3 as to only a time and scope of activity which is reasonable, then the Company shall be entitled to such reasonable partial enforcement. If such reduction or (if the Company seeks partial enforcement) such partial enforcement is not possible, then the unenforceable provision or portion thereof shall be severed as provided in Section 6 hereof.

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5.	Severability. Subject to Section 4, if any provision of this Agreement or portion hereof is determined by a court or other tribunal to be wholly or partially unenforceable in any jurisdiction, then (for purposes of such jurisdiction) such provision or portion hereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. Without limitation of the foregoing: (1) any one or more of clauses of Section 2 hereof may be so severed from the remainder of this Agreement; and (2) the restricted period shall be construed as if each month therein were listed in a separate clause which may be so severed.

6.	Equitable Relief; Fees and Expenses. The Restricted Party acknowledges and agrees that any breach of this Agreement by the Restricted Party will result in immediate and irreparable harm to the Company and its Affiliates, the amount of which will be extremely difficult to ascertain, and that the Company could not be reasonably or adequately compensated by damages in an action at law. For these reasons, the Company and any of its Affiliates shall have the right, without objection from the Restricted Party, to obtain such preliminary, temporary or permanent injunctions or restraining orders or decrees as may be necessary to protect the Company and its Affiliates against, or on account of, any breach by the Restricted Party of the provisions of this Agreement without the need to post bond. Such right to equitable relief is in addition to all other legal remedies the Company may have to protect its rights. IN ANY ACTION OR PROCEEDING BROUGHT BY A PARTY TO ENFORCE THIS AGREEMENT, THE PREVAILING PARTY SHALL BE ENTITLED TO RECOVER THE COSTS AND EXPENSES INCURRED (INCLUDING, BUT NOT LIMITED TO, LEGAL FEES AND EXPENSES INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH ENFORCING THAT ACTION OR PROCEEDING). The Restricted Party further covenants and agrees that any order of court or judgment obtained by the Company which enforces the Company’s rights under this Agreement may be transferred, without objection or opposition by the Restricted Party, to any court of law or other appropriate law enforcement body located in any other state in the U.S.A. or any other country in the world where Company does business, and that said court or body shall give full force and effect to said order and or judgment.

7.	Dispute Settlement Procedure. Any controversy or claim arising out of or relating to this Agreement, or the actual or alleged breach of it, or arising out of or relating to the rights or duties or obligations of the parties in any capacity respecting any matter that could be asserted in a dispute with respect to this Agreement by way of cross-complaint or counterclaim, shall be subject to binding arbitration under the provisions of this Section 7. Arbitration shall be conducted in Louisville, Kentucky, in accordance with, and by a neutral arbitrator appointed pursuant to the rules of the American Arbitration Association in effect at the time, and judgment upon the award rendered pursuant thereto may be entered in any court having jurisdiction thereof. Arbitration pursuant to this Agreement shall be a condition precedent to the bringing of any action, suit, or proceeding by any party subject to this Agreement, for any form of relief against a party subject to this Agreement arising out of its subject matter, or performance rendered or not rendered thereunder. The parties hereto hereby acknowledge and agree that the refusal or failure of any party to appear at, or participate in, any hearing or other portion of any arbitration proceeding, pursuant to this paragraph, shall not prevent any such hearing or proceeding from going forward, and the arbitrator is empowered to make a decision, or render an award, or both, ex parte, which shall be binding on such party as fully as though such party had fully participated in such hearing or proceeding. Unless otherwise determined by the arbitrator, each party shall share equally in the expenses and costs of the arbitrator. THE PARTIES UNDERSTAND THAT BY AGREEING TO THIS PARAGRAPH THEY ARE GIVING UP THEIR RIGHT TO RESOLVE DISPUTES ARISING UNDER THIS AGREEMENT BY ACTION IN A COURT OF LAW BEFORE A JUDGE OR JURY AND ARE INSTEAD AGREEING TO BINDING ARBITRATION AS THE SOLE AND EXCLUSIVE METHOD OF RESOLVING SUCH DISPUTES. Notwithstanding any of the foregoing set forth in this Section 8, claims for emergency or preliminary or permanent injunctive relief can be brought in, and decided by, a state or federal court located in Louisville, Kentucky.

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8.	Waivers. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. A breach of any covenant shall not be affected by the fact that a more general covenant was not also breached.

9.	Acknowledgements. The Restricted Party hereby acknowledges and agrees that: (a) this Agreement is necessary for the protection of the legitimate business interests of the Company and its Affiliates; (b) the Restricted Party has no intention of competing with the Company or any of its Affiliates within the limitations set forth above; (c) the Restricted Party has received adequate and valuable consideration for entering into this Agreement; (d) the Restricted Party’s covenants shall be construed as independent of any other provision in this Agreement and the existence of any claim or cause of action the Restricted Party may have against the Company, whether predicated on this Agreement or not, shall not constitute a defense to the enforcement by Company of these covenants; and (e) the execution and delivery of this Agreement is a mandatory condition precedent to Buyer’s obligations under the Purchase Agreement.

10.	Full Understanding. The Restricted Party acknowledges that before entering into this Agreement, the Restricted Party has had the opportunity to consult with any attorney or other advisor of his or her choice, and that this provision constitutes advice from the Company to do so if the Restricted Party chooses. The Restricted Party further acknowledges that he has entered into this Agreement of the Restricted Party’s own free will, and that no promises or representations have been made to the Restricted Party by any person to induce the Restricted Party to enter into this Agreement other than the express terms set forth herein. The Restricted Party further acknowledges that he has read this Agreement and understands all of its terms.

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11.	Entire Agreement. This Agreement together with the Purchase Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein. Any amendments, or alternative or supplementary provisions to this Agreement, must be made in writing and duly executed by an authorized representative or agent of each of the parties hereto, provided that no employee of the Company shall have the authority to alter, orally or in writing, the terms of this Agreement, unless he/she has the prior written consent of the Board of Directors of Buyer.

12.	Other Agreements. The Restricted Party represents and warrants that he is not a party to or otherwise subject to or bound by the terms of any contract, agreements or understandings that would affect his right or abilities to perform under this Agreement. The Restricted Party specifically represents that he is not subject to any other restrictive covenants or non-competition agreements.

13.	Choice of Law; Venue. This Agreement shall be governed by and construed under the laws of the Commonwealth of Kentucky as applied to agreements entered into and to be performed entirely within the Commonwealth of Kentucky, notwithstanding any provisions relating to conflict of laws. The parties hereby submit to the jurisdiction of, and waive any venue objections against, the federal and state courts located in Louisville, Kentucky, in any action or proceeding to obtain emergency or preliminary or permanent injunctive relief. The parties agree that they shall not assert any claim that (i) they are not subject to the jurisdiction of such courts, (ii) the venue is improper, (iii) the forum is inconvenient, or (iv) any similar objection, claim or argument.

14.	Successor In Interest; Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of the permitted successors, assigns, heirs and legal representatives of the parties hereto. The Company shall have the right to assign this Agreement in connection with a merger, consolidation or restructuring involving the Company or any of its Affiliates, or a sale or transfer of the business and/or any assets of the Company or any of its Affiliates, and the Restricted Party agrees to be obligated by this Agreement to any successor, assign or surviving entity. Any successor to the Company or any affiliate of the Company (including, but not limited to, the Company and Buyer) is an intended third-party beneficiary of this Agreement. The Restricted Party may not assign this Agreement.

15.	Notices. Any notice required, permitted, or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes when tele-copied, when delivered by hand or received by registered or certified mail, postage prepaid, or by nationally reorganized overnight courier service addressed to the party to receive such notice at the following address or any other address substituted therefor by notice pursuant to these provisions:

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To the Company at:	ProTech Home Medical Corp. 1019 Town Drive Wilder, Kentucky 41076 Attn: Hardik Mehta

With a copy by email to:	hmehta@myphm.com

With a copy to:	Katz Teller Brant & Hild 255 E. Fifth Street, Suite 2400 Cincinnati, Ohio 45202 Attn: John R. Gierl, Esq.

With a copy by email to:	jgierl@katzteller.com

If to the Restricted party, to:	Alec Bailey [REDACTED: PERSONAL CONTACT INFORMATION]

With a copy to:	McBrayer PLLC Attn: Luke Morgan, Esq. 201 East Main Street, Suite 900 Lexington, Kentucky 40507

With a copy by email to:	www.mcbrayerfirm.com

or at such other address as may be given by either of them to the other in writing from time to time.

16	Counterparts; Telecopy. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of executed signature pages by facsimile transmission, “pdf” or other electronic means will constitute effective and binding execution and delivery of this Agreement.

17.	Headings. The headings used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

18.	Construction. The parties have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement. For the purposes of this Agreement, “affiliate” shall mean (A) in the case of an individual, (i) the individual’s spouse or descendent (by blood or adoption) of such individual, (ii) the parents and siblings of the individual, (iii) any trust or family partnership whose beneficiaries shall be such individual and/or such individual’s spouse and/or any person related by blood or adoption to such individual or such individual’s spouse and (iv) the estate of such individual, or (B) in the case of an entity, a director or officer of such entity or another entity or a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the entity, through the possession, directly or indirectly, of the power to direct the management and policies whether through ownership of voting securities, by contract or otherwise or, directly or indirectly owns ten percent (10%) or more of any class of the stock, membership interests or other ownership interests of such entity. For purposes of this Agreement, Buyer and its Affiliates shall be deemed to be Affiliates of the Company

[Signature Page Follows]

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       IN WITNESS WHEREOF, the parties hereto have executed this Noncompetition Agreement on the date first written above.

Company:

PHM LOGISTICS CORPORATION

By:
Name:
Title:

Restricted Party:

ALEC G. BAILEY

[Signature Page – Noncompetition Agreement]

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EXHIBIT B

EMPLOYMENT AGREEMENT

[TO BE ATTACHED]

October 1, 2019

Ashley Bailey

Via email:

Dear Ashley:

We are pleased to confirm our offer to you for the position of Business Unit Leader of Cooley Medical Inc. (CMI), a Protech Home Medical (“PHM”) company. You will be reporting to the Vice President of Operations, Jerry Kirn.

As a Business Unit Leader, your compensation and benefit package is outlined on Exhibit 2. In addition, your job description is outlined in Appendix A.

This offer is contingent upon certain terms described in the enclosed “ACKNOWLEDGMENT – TERMS OF EMPLOYMENT,” which you need to sign and return to me, as well as on the successful completion of a background screening.

We are looking forward to you joining our organization. Sincerely,

Kimberly Childers

HR Manager

Please signify your acceptance of this offer letter:

Signature	Date

ACKNOWLEDGM ENT

TERM S OF EM PLOYMENT

Instructions: please read the contents of this ACKNOWLEDGM ENT carefully. Your offer of employment is contingent upon your acceptance of the terms of employment described below. If you accept these terms, please sign in the space provided at the bottom of this form, and return with your offer letter.

1.	I acknowledge that the statement of an annual salary in the offer letter is for convenience of computation only and does not imply a guarantee of employment for any specific period, and that all employment with PHM is at will.

2.	I agree that m y employment with PHM is conditioned upon m y agreement to be bound by the terms and conditions relating to non-competition and non-solicitation activities as set forth on Exhibit 3, which is attached hereto.

3.	This employment is subject to a probationary period of 90 days. By expiry of that period decision will be made regarding further employment. This decision could be:

I.     That further at-will employment is confirmed.

II.    That a further period of probation is required.

III.   That the employment relationship is terminated.

Further, the probationary period of 90 days is not a minimum employment period, and employment is at all times at-will and subject to termination before or after the probationary period.

I accept the terms of employment described above:

Signature	Date

Exhibit 2

BUSINESS UNIT LEADER COMPENS ATION P ACK AGE

Annual Salary:

You will have an annual salary of $85,000.00 paid in biweekly installments.

You will receive a $400.00 monthly auto allowance.

Bonus Structure: Up to 30% of the base Annual Salary. Specific are Currently being developed.

Benefits:

On the first of the month following 30 days employed with PHM, you will be eligible to enroll in standard company benefits including:

-     Health Insurance (PHM pays for the first $250 of your policy)

-     Dental/Vision Insurance (employee is responsible for 100% of the cost)

You will be eligible to enroll in the PHM 401K plan after 1 year of employment. Enrollment will be during the next available open enrollment after you complete 1 year of employment.

PTO will be accrued as follows:

Employee accrues 2.31 hours per week totaling 120 hours over 52 weeks.

In addition, you will receive 4 sick days during calendar year.

Exhibit 3

NON-COMPETITION

You acknowledge that PHM has invested substantial money and resources in establishing relationships with its Clients (as defined below). You further acknowledge that the restrictions contained in this Exhibit 3 regarding the non-solicitation of employees and Clients are reasonable and necessary to protect PHM from unfair competition that PHM has a protectable property interest in its Clients and that such restrictions will not deprive you of the ability to earn a living. Accordingly, during the Restricted Period (as defined below), you shall not as an individual, owner, proprietor, partner, joint venture, shareholder, independent contractor, consultant, agent, director, officer, employee, beneficiary or in any other capacity whatsoever, either directly or indirectly: (i) engage in any commercial activity that competes with the Covered Services (as defined below) of PHM, as defined below; (ii) enter the employ of, or render any other services to, any person whose business is in direct competition with PHM, or which involves working for a division within a larger company, which division is a direct competitor of PHM; or (iii) become interested in any person referred to in the foregoing clauses (i) and (ii) in any capacity (other than as a passive equity owner not to exceed 1%).

The following terms as used in this Exhibit shall have the meanings described below:

"Restricted Period" means the term of your employment with PHM and a period of one (1) year following termination of your employment with PHM for any reason whatsoever.

"Covered Services" means any services of whatever kind or character offered or provided by PHM to Clients during the term of your employment.

"Client" means any physician, physician practice and/or coagulation clinic: (A) for which PHM performed any Covered Services during one (1) year preceding the termination of your employment or with whom either you or any other person under your supervision or working in coordination with you has contact for the purpose of proposing or providing Covered Services, or (B) for whom either you or any other person under your supervision or working in coordination with you made a new business contact, presentation or proposal during the twelve (12) months preceding the termination of your employment.

NON-SOLICIT ATION

You agree that during your employment and for a period of one year after the date of termination of your employment for any reason, you shall not, either directly or indirectly, (i) solicit the services, or attempt to solicit the services, of any employee of PHM to be employed by or to perform services on behalf of any other person or entity or (ii) solicit or attempt to solicit any Client in order to provide any Covered Services to such Client.

Signature:	Date:

Appendix A

The Business Unit Leader is responsible for the planning, organizing, directing and controlling the day-to-day operations.  The BUL is expected to collaborate and develop the long-term growth strategy for the business unit and the business team.  The BUL works under the directive of the VP of Operations.

ESSENTIAL DUTIES AND RESPONSIBILITIES

•	Evaluate and manage operations with a focus on implementing process changes to maximize patient care, referral satisfaction and cash generation.
•	Conduct routine staff meetings to review performance, monitor and improve corporation initiatives.
•	Manages all department supervisors and managers for CMI locations.
•	Stay current on insurance requirements, reimbursement and legislative issues that may affect the performance of the business unit.
•	Manage order intake process and staff in order to minimize paperwork, order processing time, authorization signatures, and other necessary documentation, such that the process is highly efficient, patients are well served and billing is successfully completed.
•	Actively participate in the growth strategy of the business.
•	Utilize referral as well as community interaction experience and data to assist with long-term strategic planning for growth and development needed for long-term business success.
•	Establish and improve processes to make customer satisfaction a top priority of the Business Unit.
•	Effectively direct and implements priorities to achieve sales and service goals.
•	Advise leadership on financial obligations, potential risk and opportunity. To lead formulation, negotiation and execution of all contracts and vendor agreements.
•	Track budget and expenditures to include financial oversight of the business unit.
•	Assist in the integration of product into the total patient experience.
•	Responsible and accountable for compliance with Joint Commission standards and requirements.
•	Travel: BUL will travel to each physical location within the CMI territory a minimum of every 90 calendar days. Routine conference calls are expected to maintain communication with branch managers and provide operational support.
•	BUL is responsible for providing formal and consistent feedback both written and verbal communication to the VP of Operations and CEO on the state of each CMI locations.

Other Duties

Please note this job description is not designed to cover or contain a comprehensive listing of activities, duties or responsibilities that are required of the employee for this job. Duties, responsibilities and activities may change at any time with or without notice.

Signature:	Date: